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FEB 27 2009

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SECURI 09058274 ION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO Financial Services, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10455 Sorrento Valley Road, Suite 210
(No. and Street)

San Diego, CA 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
YUBIE ASGHEDOM (858) 530-4426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Pub1icc Accountants
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio, N., Ste. 500, San Diego, CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Amy Beattie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO Financial Services, L.P., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Amy Beattie
Signature

Chief Operating Officer
Title

Shahpar Naghshineh 1-29-2009
Notary Public

SHAHPAR NAGHSHINEH
Commission # 1806575
Notary Public - California
San Diego County
My Comm. Expires Jul 15, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUSO FINANCIAL SERVICES, LP

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

CUSO FINANCIAL SERVICES, LP

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Partners of
CUSO Financial Services, LP
San Diego, California

We have audited the accompanying statements of financial condition of CUSO Financial Services, LP (the "Partnership") as of December 31, 2008 and 2007 and the related statements of operations, changes in partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CUSO Financial Services, LP as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 13 through 15 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 23, 2009

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash and cash equivalents	$ 11,982,168	$ 8,371,341
Receivables from clearing firm	1,842,356	2,163,905
Securities - held to maturity	6,516,535	14,600,378
Securities - available for sale	250,000	250,000
Securities - trading	6,438	30,038
Deposits with clearing organizations	255,000	255,000
Other receivables	273,315	219,502
Current portion of notes receivable	55,313	370,731
Other assets and deposits	571,233	558,133
Total current assets	21,752,358	26,819,028
Notes receivable, net of current portion	100,000	468,750
Property and equipment, net	956,234	680,426
Total assets	$ 22,808,592	$ 27,968,204

LIABILITIES AND PARTNERS' CAPITAL

	2008	2007
CURRENT LIABILITIES		
Accounts payable	$ 750,568	$ 537,923
Accrued commissions	2,624,311	3,777,433
Due to affiliate	143,050	51,427
Deposits in transit	3,116	3,116
Other accrued liabilities	1,360,562	1,078,808
Total liabilities	4,881,607	5,448,707
Commitments and contingencies (Note 6)		
PARTNERS' CAPITAL	17,926,985	22,519,497
Total liabilities and partners' capital	$ 22,808,592	$ 27,968,204

The accompanying notes are an integral part of these financial statements

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commissions	$ 65,341,717	$ 74,869,774
Marketing assistance	1,981,296	2,036,704
Interest	2,292,871	1,679,050
Other	6,394,253	2,710,751
Total revenues	76,010,137	81,296,279
Expenses:		
Commissions and clearing	57,833,236	61,805,941
Employee compensation and benefits	9,631,873	8,986,330
Outside services	2,250,928	2,066,708
Meetings and conferences	871,630	732,707
Occupancy and related depreciation	696,818	605,574
Communication and technology	363,449	318,563
Travel and entertainment	271,166	235,966
Other	186,068	143,679
Insurance	163,313	142,111
Office supplies and printing	130,342	131,465
Advertising and market development	107,857	66,951
Taxes, licenses, and registration fees	99,943	41,148
Interest and bank charges	11,901	8,956
Total expenses	72,618,524	75,286,099
Net income	$ 3,391,613	$ 6,010,180

The accompanying notes are an integral part of these financial statements

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
For the Years Ended December 31, 2008 and 2007

Balance at December 31, 2006	$	19,328,861
Capital Contribution		2,070,000
Purchases of Limited Partnership Units		1,610,000
Capital Accounts Redeemed		(2,500,000)
Distributions		(4,000,000)
Deferred Compensation		456
Net income		6,010,180
Balance at December 31, 2007		22,519,497
Capital Contribution		115,000
Distributions		(8,000,000)
Deferred Compensation		(98,970)
Net income		3,391,613
Balance at December 31, 2008	$	17,927,140

The accompanying notes are an integral part of these financial statements

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 3,391,613	$ 6,010,180
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	326,463	283,807
Accrued interest on notes receivable	(28,832)	(38,279)
Loss on sale and disposition of fixed assets	17,800	-
Realized gain on investment, net	(367,860)	-
Decrease (increase) in assets:		
Receivables from clearing firm	321,549	(421,028)
Other receivables	(53,813)	171,249
Other assets and deposits	(13,100)	(128,347)
Increase (decrease) in liabilities:		
Accounts payable	212,645	356,447
Accrued commissions	(1,153,122)	(142,300)
Due to affiliate	91,623	13,138
Other accrued liabilities	281,754	(122,662)
Net cash provided by operating activities	3,026,720	5,982,205
CASH FLOWS FROM INVESTING ACTIVITIES:		
Securities owned	8,475,303	(2,141,699)
Repayments on notes receivable	713,000	414,625
Capital expenditures	(620,226)	(283,835)
Net cash provided by (used in) investing activities	8,568,077	(2,010,909)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital redemptions	-	(2,500,000)
Capital contribution	115,000	2,070,000
Purchase of limited partnership units	-	1,610,000
Capital distributions	(8,000,000)	(4,000,000)
Deferred compensation	(98,970)	456
Net cash used in financing activities	(7,983,970)	(2,819,544)
Net increase in cash and cash equivalents	3,610,827	1,151,752
Cash and cash equivalents at the beginning of the year	8,371,341	7,219,589
Cash and cash equivalents at the end of the year	$ 11,982,168	$ 8,371,341
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Taxes	$ 21,235	$ 987
Interest	$ 1,803	$ 2,860

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION

The Partnership

CUSO Financial Services, LP (The "Partnership") is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). CUSO Financial Services, Inc. ("General Partner") is the general partner of the Partnership. The Partnership provides broker-dealer and investment advisory services exclusively to credit unions and credit union service organizations as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2 - ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and the related commission revenue are recorded on a trade date basis.

Securities Owned

The Partnership accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, *"Accounting for Certain Investments in Debt and Equity Securities"* (SFAS 115), which requires investments to be classified into the following three categories: held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are presented at amortized cost. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses on available-for-sale securities are reported in a separate component of shareholders' equity.

Income Taxes

Income taxes, if any, are the liability of the individual partners. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. A provision has been made for the minimum state franchise tax.

NOTE 2 - ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Partnership maintains cash balances with various financial institutions. At December 31, 2008 and 2007, accounts at each bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 and $100,000, respectively. As of December 31, 2008 and 2007, the Company had uninsured cash balances of $11,729,053 and $8,265,069, respectively. Management performs periodic evaluations of the relative credit standing of these institutions. The Partnership has not sustained any material credit losses from these institutions.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Financial Instruments

The carrying values reflected in the statements of financial condition at December 31, 2008 and 2007 reasonably approximate the fair values for financial instruments in accordance with Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157), which requires assets to be measured at fair value and segregated into one of three levels. In making such assessment, the Partnership has utilized quoted prices in active markets for identical assets (Level 1), and significant other observable inputs (Level 2), as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2008 and 2007.

NOTE 3 - SECURITIES

At December 31, 2008 and 2007, the Partnership held investments in marketable securities that were classified as held-to-maturity, available-for-sale, and trading and consisted of the following:

	2008			
Held-to-maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Treasuries and certificates of deposit	$ 6,516,535	$ 23,500	$ -	$ 6,540,035

Contractual maturities of held-to-maturities at December 31, 2008 are as follows:

Due in one year or less	$ 6,516,535
Total investments in held-to-maturity	$ 6,516,535

NOTE 3 - SECURITIES (continued)

Available for sale securities at December 31, 2008 consist of an equity investment and is carried at $250,000, which approximates fair value.

Trading securities at December 31, 2008 consist of mutual funds carried at $6,438 which approximates fair value.

Held-to-maturity	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Treasuries and commercial paper	$ 14,600,378	$ -	$ (59,830)	$ 14,540,548

Contractual maturities of held-to-maturities at December 31, 2007 are as follows:

Due in one year or less	$ 13,600,378
Due in 2 - 5 years	1,000,000
Total investments in held-to-maturity	$ 14,600,378

Available for sale securities at December 31, 2007 consist of an equity investment and is carried at $250,000, which approximates fair value.

Trading securities at December 31, 2007 consist of mutual funds carried at $30,038, which approximates fair value.

At December 31, 2008 and 2007, the Partnership held investments in marketable securities that were classified at Level 1 and Level 2, and consist of the following:

		Fair Value Measurements at Reporting Date Using	
	12/31/08	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Held-to-maturity securities	$ 6,516,535	$ 6,516,535	$ -
Available-for-sale securities	250,000	-	250,000
Trading securities	6,438	6,438	-
	$ 6,772,973	$ 6,522,973	$ 250,000

NOTE 3 – SECURITIES (continued)

		Fair Value Measurements at Reporting Date Using	
	12/31/07	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Held-to-maturity securities	$ 14,600,378	$ 14,600,378	$ -
Available-for-sale securities	250,000	-	250,000
Trading securities	30,038	30,038	-
	$ 14,880,416	$ 14,630,416	$ 250,000

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to seven years. Leasehold improvements are amortized over the life of the lease. Maintenance costs are considered period costs and are expensed when incurred. Property and equipment consists of the following at December 31:

	2008	2007
Furniture and fixtures	$ 159,733	$ 159,733
Software	2,286,547	2,232,633
Computers and equipment	1,043,940	613,823
Leasehold improvements	118,302	38,311
	3,608,522	3,044,500
Less: Accumulated depreciation and amortization	(2,652,288)	(2,364,074)
Total furniture and equipment, net	$ 956,234	$ 680,426

Depreciation expense was $326,618 and $283,807 for the years ended December 31, 2008 and 2007, respectively.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Partnership is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Partnership maintain minimum net capital of $250,000 or 6 and 2/3% of aggregated indebtedness (approximately $325,000 at December 31, 2008),whichever is higher.

NOTE 5 - NET CAPITAL REQUIREMENTS (continued)

At December 31, 2008 and 2007, the Partnership had net capital of $14,593,810 and $18,993,677 respectively, in excess of the required minimum net capital and the ratios of aggregate indebtedness to net capital were 0.33 to 1 and 0.28 to 1, respectively.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Line of Credit

The Partnership has a $500,000 unsecured line of credit with a bank at the bank's prime lending rate. As of December 31, 2008 and 2007, there were no draws against the line of credit.

Lease Commitment

The Partnership leases its primary facility under a non-cancelable operating lease with a related party. This lease is dated December 1, 2004 and expires December 1, 2014. The Partnership generally pays taxes, insurances, and maintenance expenses related to the leased facilities. The Partnership leases other facilities and equipment on a short-term basis. Rent expense was $293,937 and $262,293 for the years ended December 31, 2008 and 2007,respectively.

Future minimum lease commitments under the non-cancelable operating lease are as follows:

Year Ending December 31	Total
2009	$ 319,059
2010	281,025
2011	256,687
2012	256,724
2013	256,687
Thereafter	235,297
	$ 1,605,479

Litigation

The Partnership is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Partnership.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (continued)

Other

The Partnership has signed a perpetual license and development agreement for monthly maintenance and development pertaining to the Partnership's software trading system. Under the terms of this agreement the Partnership pays costs pertaining to upgrades and modifications in addition to specified monthly fees for maintenance and ordinary development services. This agreement is cancelable with one year written notification and provides for a continued monthly user fee while the software is being utilized by the Partnership.

NOTE 7 - PARTNERSHIP AGREEMENT

The Partnership Agreement ("Agreement") sets forth the rights and obligations of the general and limited partners. The Partnership commenced on January 1, 1997 and shall terminate, unless the partners agree otherwise, ninety days following the Partnership's withdrawal as a broker-dealer from the FINRA. Under the Agreement, the general partner shall receive 25% and the limited partners, in aggregate, shall receive 75% of any distributions and allocations. However, any portion of such allocations that would cause a negative capital account balance shall be allocated proportionally among those partners with positive balances. The partnership first, then the limited partners and finally the general partner shall have the right of first refusal relating to the sale of any limited partnership interest to a qualified party. Limited partners shall not be required to make additional capital contributions.

NOTE 8 - RELATED PARTY TRANSACTIONS

Expense Agreement

The Partnership has an expense agreement with the General Partner which provides that the General Partner shall pay certain overhead costs for the benefit of the Partnership. The Partnership is in no way obligated to repay the General Partner; but, at its sole discretion, it may repay the General Partner providing that such repayment would not result in the Partnership falling below 120% of its minimum net capital requirement. As of December 31, 2008 and 2007, the Partnership owed the General Partner $143,050 and $51,427, respectively.

Financial Services Agreement

The Partnership has financial services agreements with credit unions and credit union service organizations ("CUSO"). Under these agreements, the Partnership provides broker-dealer services to CUSO/Credit Union members. The Partnership shall receive any commissions and fees from these services and pay the CUSO/Credit Unions for the access to customers and the use of facilities, personnel, and other services. The CUSO/Credit Unions shall also reimburse the Partnership for any out-of-pocket expenses.

NOTE 8 - RELATED PARTY TRANSACTIONS (continued)

Loans

During January 2004, the Partnership loaned a total of $400,000 to two officers of the General Partner. The loans bear interest at 4.25% per annum, require annual payments of $25,000 plus accrued interest and are due on March 31, 2011. As of December 31, 2008 and 2007, the balance on these loans amounted to $155,313 and $207,231, respectively.

During June 2004, the Partnership loaned a total of $1,500,000 to two officers of the General Partner. The loans bear interest at 6.0% per annum and require annual payments of $150,000 plus accrued interest beginning June 1, 2005. As of December 31, 2008 and 2007, the balance on these loans amounted to $0 and $632,250, respectively .

Leases

See Note 6.

NOTE 9 - EMPLOYEE 401(K) SAVINGS PLAN

The Partnership has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law. The Partnership may make a discretionary profit sharing contribution to the Plan. Total contributions were $265,029 and $234,087 for the years ended December 31, 2008 and 2007, respectively.

NOTE 10 - DEFERRED COMPENSATION BONUS AGREEMENT

On January 1, 2005, the Partnership created a deferred compensation bonus agreement (Bonus) to reward long-term employees for their long-term dedication and as a competitive edge over other firms. Under this agreement, the Bonus would be paid out only if the employee severs employment due to normal retirement, death, or an asset sale of the Partnership. As of December 31, 2008 and 2007, the balance for the deferred compensation bonus agreement was $194,045 and $95,075, respectively, and is included in partners' capital.

SUPPLEMENTARY INFORMATION

CUSO FINANCIAL SERVICES, LP
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2008 and 2007

	2008	2007
Partners' capital	$ 17,926,985	$ 22,519,497
Less non-allowable assets:		
Other assets and deposits	(976,546)	(808,132)
Other receivables	(879,099)	(798,552)
Related party notes receivable	(155,313)	(839,481)
Furniture, equipment and leasehold improvements	(956,234)	(680,426)
Non-allowable assets	(2,967,192)	(3,126,591)
Less other deductions and/or charges	(328)	(986)
Net capital before charges on security positions	14,959,465	19,391,920
Less charges on security positions:		
Debt securities	(33,906)	(29,975)
Other securities	(966)	-
Options	-	(4,569)
Money market funds	(5,343)	(452)
Charges on security positions	(40,215)	(34,996)
Net capital	$ 14,919,250	$ 19,356,924

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2008	2007
Minimum net capital required (6-2/3 % of aggregate indebtedness or $250,000, whichever is greater)	$ 325,440	$ 363,247
Net capital in excess of amount required	$ 14,593,810	$ 18,993,677
Aggregate indebtedness	$ 4,881,607	$ 5,448,707
Ratio of aggregate indebtedness to net capital	0.33 to 1	0.28 to 1

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of December 31, 2008 and 2007.

CUSO FINANCIAL SERVICES, LP
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2008 and 2007

A computation of reserve requirement is not applicable to CUSO Financial Services, LP, as the company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

CUSO FINANCIAL SERVICES, LP INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008 and 2007

Information relating to possession or control requirements is not applicable to CUSO Financial Services, LP, as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Partners of
CUSO Financial Services, LP
San Diego, California

In planning and performing our audits of the financial statements of CUSO Financial Services, LP as of and for the years ended December 31, 2008 and 2007, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Partnership in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of these internal controls or the practices and procedures referred to above to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be significant deficiencies under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be significant deficiencies as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2008 and 2007 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
February 23, 2009

PKF
Certified Public Accountants
A Professional Corporation